FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

September 8, 2009

Item 3: News Release:

A news release dated and issued on September 8, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

 WESTERN STANDARD TO ACQUIRE FREEGOLD’S ALMADEN GOLD PROJECT

Item 5: Full Description of Material Change:

Vancouver, BC, Canada, – September 8, 2009 – Freegold Ventures Limited (TSX: ITF) (“Freegold”) and Western Standard Metals Ltd. (TSX-V: WSM) (“Western Standard”) are pleased to announce that they have entered into an agreement by which Western Standard will acquire a 100% interest in Freegold’s Almaden gold project located in Idaho (the “Almaden Project”).  In consideration, Western Standard will issue to Freegold 5 million common shares and will assume Freegold’s primary secured bridge debt of approximately US$2.9 million.

The Almaden Project is located in rural western Idaho with excellent access and nearby hydro-electric power lines.  The project is host to a low-sulphidation, epithermal gold deposit drilled extensively from 1978 to 1992 by a number of companies including Homestake and Amax Gold.  Freegold optioned the property in 1995 and commissioned Watts, Griffis and McQuat (“WGM”) to complete a feasibility study based on additional drilling and metallurgical test work completed by Freegold.  The feasibility study, completed in 1997, envisioned gold production of approximately 100,000 ounces/year over a 5-year mine life by open pit mining and heap leach extraction.

Subsequent to the WGM study, Freegold commissioned an independent NI43-101 Technical Report in 2006 (Avalon Development Corp. and J.D. Graham and Associates), which outlined an indicated resource of 520,351 ounces (22,478,454 tonnes grading 0.72 grams/tonne) and an inferred resource of 361,477 ounces (18,133,902 tonnes grading 0.62 grams/tonne) at a cut-off grade of 0.38 grams/tonne gold.  Since this estimate, Freegold has completed 16,500 metres of reverse circulation and diamond drilling with the intention of upgrading the resource to the measured and indicated categories.

The relatively flat lying, stratabound, near surface, disseminated gold mineralization is hosted in silicified sandstone and sinter, and is interpreted as forming in a hot-spring environment in the upper levels of an epithermal system.  Relatively short, reverse circulation and diamond drill holes (60,601m in 866 holes) have outlined a deposit that is approximately 1,500 metres long, 500 metres wide and up to 150 metres in thickness.  The deposit is open along strike and at depth where there is the potential to discover high-grade feeder veins to the overlying lower-grade disseminated mineralization.  This style of mineralization at the Ken Snyder mine (Newmont Mining Corporation) in northern Nevada, locally contains ore grades greater than 3,430 grams/tonne and a gold resource of several million ounces (2004 Economic Geology, Volume 99, Page 1665-1686).

The Almaden Project is subject to a 4% net proceeds royalty interest payable to underlying property owners and a net smelter returns royalty of 1% (for gold prices equal to or less than US$425/oz) or 2% (for gold prices greater than US$425/oz) payable to Royal Gold Inc.

Upon closing of the agreement, Western Standard will initiate a drill program to explore the extension of the near surface mineralization that is open to the north and south, as well as test for deeper high-grade structurally controlled gold mineralization.  In conjunction with the exploration program, Western Standard will undertake a new resource-estimate and metallurgical testwork that will form the basis of a feasibility study that examines and optimizes various production scenarios to determine the most economically viable method to extract and process the mineralization, while minimizing the effects on the environment.

The completion of Western Standard’s proposed purchase of the Almaden Project from Freegold (the “Transaction”) will be subject to the receipt of all necessary regulatory and other third party approvals including without limitation, the approval of the TSX Venture Exchange (the “Exchange”), the consent of Freegold’s primary bridge lender (“the Lender”), including the release of all security over Freegold’s assets held by the Lender, and the consent of Tiomin Resources Inc (“Tiomin”) which holds a secondary secured debt in the amount of US$2,329,000 over the assets of Freegold.  Tiomin has agreed with Freegold to convert approximately two-thirds of its debt into a total of 16,714,773 shares of Freegold, as a result of which Tiomin will hold 19.99% of the outstanding shares of Freegold.  In addition Freegold has agreed to transfer to Tiomin 1 million of the 5 million shares issued to it by Western Standard leaving a remaining debt balance of US$783,000 which will be repayable over a two year term and will bear an annual interest rate of 6%.  Tiomin will also have the right to nominate one member to Freegold’s Board of Directors.

By a separate agreement with Western Standard, the Lender has consented to the transfer of the Almaden Project subject to: Western Standard delivering the following to the Lender at closing; US$2,000,000 in cash, which will be applied to the amount owing under Freegold’s bridge debt facility; either (i) a non-interest bearing promissory note in the principal amount of US $900,000 due and payable September 30th, 2009 or (ii) a promissory note in the principal amount of US$1,300,000 due and payable on or before August 30, 2010 and bearing interest on the sum of US$2,000,000 at the rate of 15% per annum from October 1, 2009 until the closing date; and. a total of 500,000 non transferable share purchase warrants (the “Warrants”), each Warrant being exercisable to acquire one additional common share of Western Standard at an exercise price of CAN$0.30 per share for a period of up to three (3) years from the closing date.  The Warrants will have provisions for the accelerated exercise of the Warrants in the event that at any time the closing market price for Western Standard's common shares on the Exchange is greater than CAN$0.90 per share for a period of ten (10) consecutive trading days, then WSM may deliver a notice to the Lender to exercise the Warrants within thirty (30) days from the date of delivery of such notice.

Upon completion of the Transaction and all proposed private placements to finance the acquisition, Western Standard’s total issued and outstanding shares will be approximately 37 million shares, of which Freegold will own 4 million shares or approximately 11% of the then total issued shares and Tiomin will own 1 million shares.  There will be no change in the effective control, nor any proposed change in the Board of Directors of Western Standard.

Western Standard has engaged Direktfinanz AG of Zurich, Switzerland to assist in the financing of the above Transaction and for future project financing.

Mr. Alvin Jackson, Chairman of Western Standard, comments “The Almaden Project is an advanced-stage project with good potential to increase this resource with additional drilling.  The advanced nature of the project combined with the good logistics should allow the Company to fast track the project through feasibility, development and into production.”

“Freegold is very pleased to have Tiomin as a major investor and also to still have the benefit of upside to the Almaden Project through our share position in Western Standard,” stated Kristina Walcott, VP Business Development of Freegold.

Michael Gross, M.Sc., P.Geo., Vice President Exploration of Freegold and Walter Melnyk, P.Eng., President of Western Standard are Qualified Persons as defined by National Instrument 43-101, have reviewed and approved the technical disclosure contained in this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 8th day of September 2009